Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Telephone: 212-837-6000 Fax: 212-422-4726 hugheshubbard.com

August 5, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
Attention:  Perry J. Hindin, Esq.

Re:	Presidential Life Corporation Definitive Additional Materials on Schedule 14A filed August 5, 2010 Filed By Herbert Kurz et al.

Ladies and Gentlemen:

We are counsel to Herbert Kurz.  Today, Mr. Kurz and the other participants filed a letter under Schedule 14A as Definitive Additional Materials (the “Letter”).

The staff has advised us by telephone that it seeks support for certain statements made in the Letter, including the reference to the figure of “approximately $100 million” in the first page of the Letter.  Mr. Kurz will respond to all of the staff’s comments, but at this time is responding to the request regarding the referenced figure, which Mr. Kurz notes was derived directly from the Company’s 2009 Letter to Stockholders presumably pursuant to Rule 14a-3(b), a copy of which has been supplementally provided to the staff.

Each of Mr. Kurz and the other participants acknowledge that:

●	he or she is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	he or she may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call the undersigned at 212-837-6770.

Very truly yours,

/s/ Gary J. Simon
Gary J. Simon